Exhibit 99.3

Delta Advanced Materials Limited

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
Delta Advanced Materials Limited

We have audited the accompanying consolidated balance sheets of Delta Advanced Materials Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2014, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years ended June 30, 2014, 2013 and 2012. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2014, 2013 and 2012, and the results of its operations and comprehensive income, and its cash flows for each of the years ended June 30, 2014, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic K.F. Chan & Co

Dominic K.F. Chan & Co

Certified Public Accountants

Hong Kong, September 12, 2014

F-1

Delta Advanced Materials Limited

Consolidated Balance Sheets

as at June 30, 2014, 2013 and 2012

	2014	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$9,045,950	$3,946,136	$7,054,228
Restricted cash	22,855,107	24,740,635	41,347,182
Trade and other receivables	77,745,875	61,460,604	40,293,613
Inventories	14,062,567	13,803,489	9,586,598
	123,709,499	103,950,864	98,281,621
Non-current assets
Property, plant and equipment	76,439,788	57,293,878	42,489,304
Land use rights	5,724,636	5,262,766	2,424,878
Deferred tax assets	657,377	531,492	449,111
	82,821,801	63,088,136	45,363,293

Total assets	$206,531,300	$167,039,000	$143,644,914

LIABILITIES
Current liabilities
Trade and other payables	$35,850,810	$27,336,609	$43,370,265
Advances from customers	1,776,624	2,428,443	1,436,529
Due to a shareholder	2,857,432	-	-
Bank borrowings	81,377,050	60,764,176	35,754,719
Income tax payables	814,051	900,627	810,196
Deferred tax liabilities	1,020,209	74,967	91,643
Convertible bonds - current portion	27,375,750	27,219,551	-
	151,071,926	118,724,373	81,463,352
Non-current liabilities
Convertible bonds - non-current portion	-	-	27,182,551

Total liabilities	$151,071,926	$118,724,373	$108,645,903

Commitments and contingencies	-	-	-

Capital and reserves
Share capital	$8,852,713	$5,134,788	$5,134,788
Additional paid-in capital	-	3,717,925	3,717,925
Statutory reserves	6,196,949	3,219,995	2,501,593
Retained earnings	34,370,050	30,518,696	19,531,362
Accumulated other comprehensive income	6,039,662	5,723,223	4,113,343
Total equity	55,459,374	48,314,627	34,999,011

Total liabilities and equity	$206,531,300	$167,039,000	$143,644,914

See notes to consolidated financial statements.

F-2

Delta Advanced Materials Limited

Consolidated Statements of Operations and Comprehensive Income

For the years ended June 30, 2014, 2013 and 2012

	2014	2013	2012

Revenue	$175,327,717	$124,218,213	$95,627,051
Cost of sales	(157,904,729)	(99,733,216)	(69,686,610)
Gross profit	17,422,988	24,484,997	25,940,441

Operating expenses:
Selling expenses	(2,306,021)	(2,374,609)	(2,442,753)
General and administrative expenses	(3,482,027)	(4,267,774)	(4,409,313)
Total operating expenses	(5,788,048)	(6,642,383)	(6,852,066)

Other income (expenses):
Interest expenses	(4,000,626)	(2,806,338)	(2,240,872)
Interest income	1,948,743	923,298	594,409
Change in fair value of convertible bonds	(156,199)	(37,000)	(2,440,283)
Other gains (loss) - net	7,929	(60,197)	(9,215)
Total other income (expenses)	(2,200,153)	(1,980,237)	(4,095,961)

Income before income taxes	9,434,787	15,862,377	14,992,414

Income taxes	(2,606,479)	(4,156,641)	(4,520,840)

Net income	$6,828,308	$11,705,736	$10,471,574

Other comprehensive income
Foreign currency translation adjustments	316,439	1,609,880	1,332,001
Total other comprehensive income	316,439	1,609,880	1,332,001

Comprehensive income	$7,144,747	$13,315,616	$11,803,575

Earnings per share attributable to
equity holders of the Company
- Basic	$0.17	$0.29	$0.26
- Diluted	$0.12	$0.20	$0.22

Weighted average shares used in calculating
earnings per ordinary share
- Basic	40,000,000	40,000,000	40,000,000
- Diluted	58,191,973	58,191,973	58,191,973

See notes to consolidated financial statements.

F-3

Delta Advanced Materials Limited

Consolidated Statements of Shareholders’ Equity

For the years ended June 30, 2014, 2013 and 2012

						Accumulated
			Additional			other
	Share capital		paid-in	Statutory	Retained	comprehensive
	Ordinary share	Amount	capital	reserves	earnings	income	Total

Balance as of July 1, 2011	10,000	$1,283	$8,851,430	$1,203,999	$10,357,382	$2,781,342	$23,195,436
Foreign currency translation adjustment	-	-	-	-	-	1,332,001	1,332,001
Issue of bonus shares	39,990,000	5,133,505	(5,133,505)	-	-	-	-
Net income for the year	-	-	-	-	10,471,574	-	10,471,574
Appropriation to statutory reserves	-	-	-	1,297,594	(1,297,594)	-	-

Balance as of June 30, 2012	40,000,000	$5,134,788	$3,717,925	$2,501,593	$19,531,362	$4,113,343	$34,999,011

Balance as of July 1, 2012	40,000,000	$5,134,788	$3,717,925	$2,501,593	$19,531,362	$4,113,343	$34,999,011
Foreign currency translation adjustment	-	-	-	-	-	1,609,880	1,609,880
Net income for the year	-	-	-	-	11,705,736	-	11,705,736
Appropriation to statutory reserves	-	-	-	718,402	(718,402)	-	-

Balance as of June 30, 2013	40,000,000	$5,134,788	$3,717,925	$3,219,995	$30,518,696	$5,723,223	$48,314,627

Balance as of July 1, 2013	40,000,000	$5,134,788	$3,717,925	$3,219,995	$30,518,696	$5,723,223	$48,314,627
Foreign currency translation adjustment	-	-	-	-	-	316,439	316,439
Transition to no par value regime	-	3,717,925	(3,717,925)	-	-	-	-
Net income for the year	-	-	-	-	6,828,308	-	6,828,308
Appropriation to statutory reserves	-	-	-	2,976,954	(2,976,954)	-	-

Balance as of June 30, 2014	40,000,000	$8,852,713	$-	$6,196,949	$34,370,050	$6,039,662	$55,459,374

See notes to consolidated financial statements.

F-4

Delta Advanced Materials Limited

Consolidated Statements of Cash Flows

For the years ended June 30, 2014, 2013 and 2012

	2014	2013	2012
Cash flows from operating activities:
Net income	$6,828,308	$11,705,736	$10,471,574
Adjustments to reconcile net income to net cash provided by operating activities:
Change in fair value of convertible bonds	156,199	37,000	2,440,283
Depreciation of property, plant and equipment	4,816,403	4,055,295	3,202,477
Amortization of land use rights	41,600	39,927	31,803
Written off of goodwill	-	71,638	-
Gain on disposals of property, plant and equipment	(113,953)	-	-
Deferred income taxes	822,200	(94,179)	(305,753)
Allowance for doubtful accounts	177,179	411,211	801,134
Changes in assets and liabilities, net of effects of acquisitions:
Trade and other receivables	(16,343,386)	(20,408,647)	1,828,568
Inventories	(191,049)	(3,953,649)	(2,239,736)
Trade and other payables	8,428,337	(16,707,725)	(1,389,298)
Advances from customers	(665,038)	947,128	921,659
Income tax payables	(91,200)	72,129	(615,916)
Net cash provided by (used in) operating activities	3,865,600	(23,824,136)	15,146,795

Cash flows from investing activities:
Acquisitions of
- Land use rights	(478,184)	(2,784,957)	(144,728)
- Property, plant and equipment	(23,957,404)	(17,225,856)	(12,447,776)
Disposals of property and equipment	359,012	-	-
Cash paid for business combinations, net of cash acquired	-	(524,217)	-
Net cash (used in) investing activities	(24,076,576)	(20,535,030)	(12,592,504)

Cash flows from financing activities:
Proceeds from bank borrowings	129,232,006	74,017,122	46,423,050
Repayment of bank borrowings	(108,797,261)	(49,884,676)	(26,984,212)
Proceeds from convertible bonds	-	-	4,000,000
Due to a shareholder	2,857,432	-	-
Change in restricted cash	2,011,673	17,225,727	(25,648,750)
Net cash provided by (used in) financing activities	25,303,850	41,358,173	(2,209,912)

Effect of exchange rate changes on cash	6,941	(107,099)	151,778

Increase (decrease) in cash and cash equivalents	5,099,815	(3,108,092)	496,157

Cash and cash equivalents at beginning of year	3,946,135	7,054,228	6,558,071

Cash and cash equivalents at end of year	$9,045,950	$3,946,136	$7,054,228

Supplemental disclosures of cash flow information:
Interest paid	$4,000,626	$2,806,338	$2,240,872
Tax paid	$2,693,055	$4,066,210	$5,109,044

See notes to consolidated financial statements.

F-5

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 1 - Organization and Business Operations

Delta Advanced Materials Limited (formerly known as China Deltachem Holdings Limited) (the “Company” or “Delta Advanced”) was incorporated in Hong Kong on June 17, 2010. The address of its registered office is Suite D, 19th Floor, Ritz Plaza, 122 Austin Road, Hong Kong. The reporting currency of the Company is the United States Dollar (“$”).

The principal activity of the Company is investment holding. The Company currently operates through itself, and four wholly-owned subsidiaries in the People’s Republic of China (“PRC”): Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), Jiangsu Zhengxin New Material Research and Development Co., Ltd (“Jiangsu Zhengxin R&D”), Jiangsu Delta Logistics Co., Ltd (“Jiangsu Logistics”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”). Jiangsu Delta is the principal operating subsidiary of the Company.

The Company and its subsidiaries (hereinafter, collectively referred to as the “Company”) are engaged in the sale of organic compound in the PRC.

On June 15, 2007, Jiangsu Delta was established by S&S International Investment Holding (HK) Limited (“S&S International”), a Hong Kong based investment holding company, as a wholly foreign-owned enterprise (with an initial registered capital of US$42 million, which was later reduced to US$ 28.8 million) located in Zhenjiang City, Jiangsu Province, the PRC.

Pursuant to a share transfer agreement entered into on April 13, 2008, Mr. Xin Chao acquired the entire equity interest in Jiangsu Delta from S&S International through Zhengxin International Investment Limited, a Hong Kong corporation (“Zhengxin International”) and became the controller of Jiangsu Delta since then. On May 21, 2008, the acquisition of Jiangsu Delta by Zhengxin International was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Alteration of Equities in and Amendment of the Articles of Association of Jiangsu Yantze River Delta Fine Chemical Co, Ltd.” issued by the same authority.

Due to the corporate restructuring effort to consolidate the business of Jiangsu Delta under a pure investment holding entity, pursuant to a sale and purchase agreement dated May 20, 2010, Delta Advanced for a consideration of US$28.8 million. Delta Advanced, formerly known as China Deltachem Holdings Limited, as a pure investment holding vehicle controlled by Mr. Chao and had an initial issued and paid-up share capital of HK$10,000 comprising 10,000 shares of HK$1.00 each. The said shares were issued at a total subscription price of HK$68,640,000 (equivalent to $8,800,000) with a premium of HK$6,863 per share.

On August 30, 2010, the acquisition of Jiangsu Delta by Delta Advanced was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Share Transfer of and Amendment of the Articles of Association of Jiangsu Chang San Jiao Chemical Co., Ltd.” issued by the same authority.

On May 26, 2011, Delta Advanced carried out a bonus share issue, whereby an additional 39,990,000 ordinary shares of Delta Advanced were allotted and issued as bonus shares at a price of HK$1.00 each to all the then shareholders of Delta Advanced at the ratio in proportion to their existing shareholding percentage, and credited as fully paid up on a capitalization of the reserve of HK$39,990,000 from the capital reserve of Delta Advanced. Subsequent to the bonus issue, Delta Advanced’s total issued and paid-up share capital increases to HK$40 million, comprising 40 million shares of HK$1.00 each.

Delta Advanced entered into a series of Securities Purchase Agreements dated January 31, 2011, May 16, 2011 and June 30, 2011, respectively, with the funds managed by Korea Investment Partners Co. Ltd. And Kleiner, Perkins, Caufield & Byers (the “Bondholders”), pursuant to which it has issued convertible bonds (“Convertible Bonds”) for an aggregate principal amount of US$18 million. The Convertible Bonds have an interest rate of 6.00% per annum and a guaranteed interest rate at maturity of 15.00%. The principal and interests accrued on such Convertible Notes are convertible in whole or in part into the ordinary shares in Delta Advanced, on such terms and subject to the conditions of the Securities Purchase Agreements.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  The consolidated financial statements include the financial statements of the Company, and its wholly-owned subsidiaries.  All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

F-6

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

The Company operates in one business and geographical segment of manufacturing and sales of organic compounds in the PRC.  ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Given the economic characteristics of the similar nature of the products sold, the type of customer and the method of distribution, the Company operates as one reportable segment as defined by ASC 280, Segment Reporting.

 Foreign Currency Translation

The Company’s financial statements are presented in the U.S. dollar ($), which is the Company’s reporting currency and functional currency. The Company’s subsidiaries in the PRC use Renminbi (“RMB”) as their functional currencies. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC 830, Foreign Currency Matters, the Company translated the assets and liabilities into US $  using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period.  Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income.

Revenue Recognition

Revenue principally represents organic compound sale revenue. Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities and is recorded net of value added tax (“VAT”). Consistent with the criteria of ASC 605 “Revenue Recognition” (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from the sale of goods is recognized upon delivery when the significant risks and rewards of ownership of goods have transferred t the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased and the coasts incurred or to be incurred in respect of the transaction can be measured reliably.

Interest income is recognized on a time-proportion basis using the effective interest method.

Borrowing Costs

Borrowing costs are recognised in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalised by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2014, 2013 and 2012 were capitalized at a rate of 7.11%, 7.17% and 7.63% respectively.

F-7

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Leases

The Company accounts for its leases under the provisions of ASC 840, Leases. Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease payments exceeds the amount of straight-line rent expense. Rent holidays and tenant improvement allowances for store remodels are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised.

Restricted Cash

Restricted cash are cash deposited in fixed deposit accounts maintained in the PRC and Hong Kong for the purpose of securing bank borrowings.

Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the monthly average cost method, except for materials-in-transit. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) but excludes costs of idle plant and abnormal waste. Net realizable value is the estimated selling price in the ordinary course of business, less the applicable variable selling expenses.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of an item of property, plant and equipment initially recognised includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating the manner intended by management. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Buildings	10 or 20 years
Machinery	10 or 20 years
Vehicles	4 years
Plant and equipment	3 to 5 years
Software	5 years

Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

Land Use Rights

According to the laws of the PRC, the government owns all the land in the PRC.  Companies or individuals are authorized to possess and use the land only through the land use rights granted by the government. The land use rights represent cost of the rights to use the land in respect of properties located in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 to 52 years.

F-8

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Long-lived Assets

The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets are reviewed for recoverability at the lowest level in which there are identifiable cash flows, usually at the store level. The carrying amount of a long-lived asset is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. If the asset is determined not to be recoverable, then it is considered to be impaired and the impairment to be recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset, determined using discounted cash flow valuation techniques, as defined in ASC 360, Property, Plant, and Equipment.

The Company determined the sum of the undiscounted cash flows expected to result from the use of the asset by projecting future revenue and operating expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions.

The Company’s evaluation resulted in no long-lived asset impairment charges during the years ended June 30, 2014, 2013 and 2012.

Goodwill

The Company allocates goodwill to reporting units based on the reporting unit expected to benefit from the business combination. The Company evaluates their reporting units on an annual basis and, if necessary, reassigns goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The Company first assesses qualitative factors to determine whether it is more likely than not that goodwill is impaired. If the more likely than not threshold is met, we perform a quantitative impairment test. The Company’s evaluation resulted in goodwill impairment charges of nil, $71,638 and nil respectively during the years ended June 30, 2014, 2013 and 2012.

Accrual and Disclosure of Loss Contingencies

We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable, and whether it can be reasonably estimated. We analyze, if any, our litigation and regulatory matters based on available information to assess the potential liabilities. Our assessment is developed based on an analysis of possible outcomes under various strategies. We accrue for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, we will disclose the potential range of the loss, if estimable. We record losses related to contingencies in cost of operations or selling, general and administrative expenses, depending on the nature of the underlying transaction leading to the loss contingency.

Convertible bonds

Convertible bonds are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities. On issuance of convertible foreign currency bonds, the proceeds from convertible bonds issued are allocated to the liability component presented on the balance sheet. The liability component including the conversion option is recognised initially at its fair value, determined using the Binomial Valuation Model. It is subsequently carried at its fair value with fair value changes recognised in profit or loss. When the conversion option is exercised, the carrying amount of the liability component is derecognised with a corresponding recognition of share capital.

F-9

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Retirement Benefit Plans

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company accounts the mandated defined contribution plan under the vested benefit obligations approach based on the guidance of ASC 715, Compensation—Retirement Benefits.

Retained Earnings - Appropriated

The income of the Company’s PRC subsidiaries is distributable to their shareholder after transfer to reserves as required by relevant PRC laws and regulations and the subsidiary’s Articles of Association.  As stipulated by the relevant laws and regulations in the PRC, these PRC subsidiaries are required to maintain reserves which are non-distributable to shareholders. Appropriations to the reserves are approved by the respective boards of directors.

Reserves include statutory reserves and discretionary reserves.  Statutory reserves can be used to make good previous years’ losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital.  The appropriation to the statutory reserves must not be less than 10% of net profit after taxation.  Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital.

Research and Development Costs

Research and development costs are expensed as incurred. The research and development costs were not material for the years ended June 30, 2014, 2013 and 2012.

Advertising Expenses

Advertising expenses are expensed as incurred. The advertising expenses were not material for the years ended June 30, 2014, 2013 and 2012.

Income Taxes

The Company follows ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position.  The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less to be cash equivalents.

F-10

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Share Based Payment

The Group operates an equity-settled, share based compensation plan. The value of the brokerage services received by Red Horse Capital Inc. in exchange for grant of warrants is recognised as an expense with a corresponding increase in the additional paid-in capital of approximately $7,943 during the year ended June 30, 2011.

Goods and services received or acquired in an equity-settled share based payment transaction, which do not qualify for recognition as assets, are recognised as expenses with a corresponding increase in equity. The Company measures the goods and services received at fair value of the goods and services received, unless that fair value cannot be estimated reliably.

Comprehensive Income

The Company has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income” (formerly known as SFAS No. 130, “Reporting Comprehensive Income”), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments of the Company.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
•	Level 2 – Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.
•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company adopted ASC 820, Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company has also adopted ASC 820, on January 1, 2009 for non financial assets and non financial liabilities, as these items are not recognized at fair value on a recurring basis. The adoption of ASC 820 for all financial assets and liabilities and non-financial assets and non-financial liabilities did not have any impact on the Company’s consolidated financial statements.

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short term maturities of these instruments. See footnote 10 regarding the fair value of the Company’s warrants, which are classified as Level 3 liabilities in the fair value hierarchy.

The fair values of the convertible bonds are determined using Binomial Valuation Model.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

F-11

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Guidance

 The FASB has issued Accounting Standards Update (ASU) No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in this ASU relate to glossary terms and cover a wide range of Topics in the FASB’s Accounting Standards Codification™ (Codification). These amendments are presented in four sections:

1. Deletion of Master Glossary Terms (Section A) arising because of terms that were carried forward from source literature (e.g., FASB Statements, EITF Issues, and so forth) to the Codification but were not utilized in the Codification.

2. Addition of Master Glossary Term Links (Section B) arising from Master Glossary terms whose links did not carry forward to the Codification.

3. Duplicate Master Glossary Terms (Section C) arising from Master Glossary terms that appear multiple times in the Master Glossary with similar, but not identical, definitions.

4. Other Technical Corrections Related to Glossary Terms (Section D) arising from miscellaneous changes to update Master Glossary terms.

The amendments do not have transition guidance and are effective upon issuance for both public entities and nonpublic entities.

The FASB has issued Accounting Standards Update (ASU) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations.

The amendments in this ASU enhance convergence between U.S. GAAP and International Financial Reporting Standards (IFRS). Part of the new definition of discontinued operation is based on elements of the definition of discontinued operations in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. For most nonpublic organizations, it is effective for annual financial statements with fiscal years beginning on or after December 15, 2014. Early adoption is permitted.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

F-12

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 3 - Concentration of Credit Risk

The Company maintains cash in bank deposit accounts in PRC and Hong Kong. The Company performs ongoing evaluations of this institution to limit its concentration risk exposure.

The Company sells organic compound principally in the PRC. Because of this, the Company is subject to regional risks, such as the economy, regional financial conditions and unemployment, weather conditions, power outages, and other natural disasters specific to the region in which the Company operates.

Details of major customers accounting for 10% or more of the Group’s sales or trade receivables are as follows:

	Sales			Trade receivables
	2014	2013	2012	2014	2013	2012
Customer A	5.4%	7.1%	9.4%	6.8%	11.4%	6.9%
Customer B	3.6%	5.1%	1.3%	2.6%	14.0%	1.5%

Details of suppliers accounting for 10% or more of the Group’s purchases or trade payables are as follows:

	Purchases			Trade payables
	2014	2013	2012	2014	2013	2012
Supplier A	13.0%	0.0%	0.0%	12.9%	0.0%	0.0%
Supplier B	10.7%	7.6%	0.0%	29.4%	25.2%	0.0%
Supplier C	9.8%	9.9%	0.0%	0.0%	13.9%	10.5%
Supplier D	7.6%	24.0%	11.2%	2.2%	5.3%	0.0%
Supplier E	4.8%	11.3%	16.9%	0.0%	0.4%	0.0%

Note 4 - Trade and other receivables

	2014	2013	2012
Notes receivable	$780,736	$2,097,577	$1,136,208

Trade receivables	54,742,846	52,483,956	30,024,558
Less: Allowance for doubtful accounts	(1,424,173)	(1,241,163)	(806,620)
Trade receivables - net	53,318,673	51,242,793	29,217,938

Other receivables	11,112,406	2,944,667	4,606,133
Prepayments and deposits	12,534,060	5,175,567	5,333,334

	$77,745,875	$61,460,604	$40,293,613

Bank borrowings are secured on trade receivables of the Group with carrying amounts of $6,983,127, nil and nil for the years ended June 30, 2014, 2013 and 2012 respectively.

Age analysis of trade and other receivables:

	2014	2013	2012
Within 3 months	$34,040,404	$33,894,770	$21,369,268
From 3 to 6 months	8,767,953	13,757,760	5,196,718
Past due over 6 months	23,046,895	7,776,093	8,064,705

	$65,855,252	$55,428,623	$34,630,691

F-13

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 5 - Inventories

	2014	2013	2012
Finished goods	$8,338,302	$6,202,218	$2,411,789
Raw materials	5,724,265	7,601,271	7,174,809

	$14,062,567	$13,803,489	$9,586,598

The cost of inventories recognized as an expense and included in cost of sales amounts to $116,976,856, $76,638,808 and $57,788,591 for the years ended June 30, 2014, 2013 and 2012 respectively.

Note 6 - Property, plant and equipment

	2014	2013	2012
Buildings	$14,197,999	$11,870,184	$6,864,905
Machinery	51,900,300	36,604,659	31,671,810
Vehicles	1,803,008	1,076,025	758,377
Plant and equipment	4,823,706	2,469,522	1,011,018
Software	43,858	83,606	81,866
Construction in progress	18,397,073	15,059,369	7,734,753
	91,165,944	67,163,365	48,122,729
Less: Accumulated depreciation	(14,726,156)	(9,869,487)	(5,633,425)

Net book value	$76,439,788	$57,293,878	$42,489,304

Borrowing costs capitalized during the years ended June 30, 2014, 2013 and 2012 were $824,669, $243,362 and $28,578, respectively.

Buildings with net book value of approximately $313,286, $328,618 and nil were used as collateral of short term bank borrowings for the years ended June 30, 2014, 2013 and 2012, respectively.

The depreciation expenses for the years ended June 30, 2014, 2013 and 2012 were $4,816,403, $4,055,295 and $3,202,477, respectively.

F-14

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 7 - Land Use Rights

	2014	2013	2012
Land use rights	$5,982,880	$5,478,417	$2,596,356
Less: Accumulated amortization	(258,244)	(215,651)	(171,478)

Land use rights - net	$5,724,636	$5,262,766	$2,424,878

Land use rights with net book value of approximately $2,394,716, $2,435,879 and $1,917,523 were used as collateral of short term bank borrowings for the years ended June 30, 2014, 2013 and 2012, respectively.

The amortization expenses for the years ended June 30, 2014, 2013 and 2012 were $41,600, $39,927 and $31,803, respectively.

Years ending June 30,
2015	$41,600
2016	41,600
2017	41,600
2018	41,600
2019	41,600
Thereafter	5,516,636

Total	$5,724,636

Note 8 - Trade and other payables

	2014	2013	2012

Notes payable	$13,073,063	$969,587	$28,324,129
Trade payables	19,658,604	19,188,011	12,049,195
Accruals	408,406	390,259	234,707
Other taxes payable	853,681	477,006	627,178
Other payables	1,857,056	6,311,746	2,135,056

	$35,850,810	$27,336,609	$43,370,265

Note 9 - Due to a Shareholder

The amount due to a shareholder is unsecured, interest free and has no fixed repayment date.

Note 10 - Bank Borrowings

As of June 30, 2014, 2013 and 2012, the Company had short-term borrowings from banks which were repayable within one year and charged at interest rates ranging from 3.9% to 8.7%, from 2.5% to 9.0% and from 2.5% to 10.4% per annum, respectively. Such borrowings primarily consist of loans denominated in Renminbi, and U.S. dollars. Bank borrowings are secured over certain bank deposits, certain trade receivables, certain plant and machinery, and certain land use rights. The bank borrowings are guaranteed by a number of unrelated parties, key management of the Company and the ultimate controlling party of the Company.

F-15

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 11 - Convertible Bonds

The Company has entered into a series of securities purchase agreements dated January 31, 2011, May 16, 2011 and June 30, 2011 with certain investment funds, pursuant to which it has issued certain bonds for an aggregate principal amount of $18,000,000. Details of the convertible bonds issuance are as follows:

	First batch	Second batch	Third batch
Issue date	January 31, 2011	May 16, 2011	June 30, 2011
Principal amount	$ 4 million	$ 10 million	$ 4 million
Interest rate	6% per annum	6% per annum	6% per annum
Type	Unsecured convertible bond	Unsecured convertible bond	Unsecured convertible bond
Conversion Date	Within 3 years after issue date	Within 3 years after issue date	Within 3 years after issue date
Underlying share	Ordinary Share	Ordinary Share	Ordinary Share
Guaranteed interest rate at maturity	15% per annum	15% per annum	15%per annum
Conversion price	$ 0.8625 per share[1]	$ 1.04 per share[1]	$ 1.04 per share[1]
Adjustments to conversion price	In the event of a share split, share dividends, reverse share split or similar transaction, the Conversion Price shall be automatically adjusted proportionately.

Upon the issuance of new share or other equity-linked instruments at a price lower than the then existing Conversion price or on terms more favourable, the Conversion price shall be automatically adjusted downward to the same prices as that of the new equity.
Number of shares convertible	Number of shares convertible = (Principle + 6% conversion interest compounded annually) / Conversion price If an IPO occurs on or before the eighteen (18) month anniversary of the closing date of the initial closing, no conversion interest shall be payable for the first 18 months period.
Payment condition when conversion right is not exercised until maturity date	On the maturity date the Company shall pay Guaranteed interest, calculated from initial issue date and compounded annually, on the then outstanding and unconverted principal amount.
Put option	In the event that an IPO has not been consummated on or prior to the two-year anniversary of the original issue date, the holder of note shall have the right exercisable for a thirty (30) day period following the two-year anniversary of the original issue date to require the Company to redeem with 15% interest rate per annum.

1The conversion price is adjusted by the bonus shares

	2014	2013	2012
Current portion	$27,375,750	$27,219,551	$-
Non-current portion	-	-	27,182,551

	$27,375,750	$27,219,551	$27,182,551

The carrying amount of the convertible bonds at the balance sheet date is derived as follows:

Face value of convertible bonds	$18,000,000	$18,000,000	$18,000,000
Loss on valuation of convertible bonds	9,375,750	9,219,551	9,182,551

	$27,375,750	$27,219,551	$27,182,551
Loss on valuation of convertible bonds:
At beginning of year	$9,219,551	$9,182,551	$6,742,268
Provided for the year	156,199	37,000	2,440,283

At end of year	$9,375,750	$9,219,551	$9,182,551

F-16

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 12 - Share Capital

All issued ordinary shares are fully paid. On May 26, 2011, the Company issued bonus shares by way of capitalization of additional paid-in capital amounting to $5,133,505.

Under the new Hong Kong Companies Ordinance (Cap. 622), which commenced operation on 3 March 2014, the concept of authorised share capital no longer exists. In accordance with section 135 of the new Hong Kong Companies Ordinance (Cap. 622), the Company’s shares no longer have a par or nominal value with effect from 3 March 2014. There is no impact on the number of shares in issue or the relative entitlement of any of the members as a result of this transition. In accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622) on 3 March 2014 any amount standing to the credit of the share premium account has become part of the Company’s share capital. An amount of $3,665,212 has been transferred from additional paid-in capital to share capital.

Note 13 - Income Taxes

The income tax provision consisted of the following:

	2014	2013	2012
Current income tax expense	$1,784,278	$4,250,820	$4,826,593
Deferred taxation	822,200	(94,179)	(305,753)

	$2,606,478	$4,156,641	$4,520,840

The difference between the income tax expenses and the expected income tax computed at statutory Enterprise Income Tax rate (“EIT”)of the PRC was as follows:

	2014	2013	2012
Income before income taxes	$9,434,787	$15,862,377	$14,992,414
Income tax computed at statutory EIT rate (25%)	2,358,696	3,965,594	3,748,104
Effect of different tax rates available to different jurisdictions	23,964	(10,150)	271,769
Non-deductible expenses	25,773	6,105	402,647
Change in valuation allowance and others	198,045	195,092	98,320

Income tax expenses	$2,606,478	$4,156,641	$4,520,840

Dividends paid by Jiangsu Delta to the Company are subject to the withholding tax of 5%. The Company’s PRC entities historically have not paid any dividends.

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets and liabilities are summarized as follows:

	2014	2013	2012
Deferred tax assets
Current portion:
Receivables provision	$449,509	$344,371	$236,181
Tax losses carried forward	207,868	187,121	212,930
Less: Valuation allowance	-	-	-

Total deferred tax assets	$657,377	$531,492	$449,111

F-17

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 13 - Income Taxes (Continued)

	2014	2013	2012
Deferred tax liabilities
Revenue cut-off difference derived from Value Added Tax reporting system to calculate PRC Corporation Income Tax in accordance with
the PRC State Administration of Taxation	$1,020,209	$74,967	$91,643

Total deferred tax liabilities	$1,020,209	$74,967	$91,643

Net deferred tax (liabilities) assets	$(362,832)	$456,525	$357,468

Note 14 - Earnings Per Share

The Company calculates earnings per share in accordance with ASC 260, Earnings Per Share, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Potentially dilutive common shares consist of convertible bonds (using the if-converted method) and exercisable warrants. The following table sets forth the computation of basic and diluted net income per common share:

	2014	2013	2012
Numerator:
Net income attributable to ordinary shareholders for computing
net income per ordinary share – basic	$6,828,308	$11,705,736	$10,471,574
Loss on valuation of convertible bonds	156,199	37,000	2,440,283

Net income attributable to ordinary shareholders for computing
net income per ordinary share – diluted	$6,984,507	$11,742,736	$12,911,857

Denominator:
Weighted average number of shares used in calculating net income per ordinary share – basic	40,000,000	40,000,000	40,000,000
Adjustments for
- Execution of convertible bonds	18,099,220	18,099,220	18,099,220
- Execution of stock warrant	92,753	92,753	92,753

Weighted average number of shares used in calculating net income per ordinary share – diluted	58,191,973	58,191,973	58,191,973

Net income per ordinary share – basic	$0.17	$0.29	$0.26

Net income per ordinary share – diluted	$0.12	$0.20	$0.22

F-18

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 15 - Acquisition

On August 18, 2012, Zhengxin International and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin R&D was acquired by Jiangsu Delta from Zhengxin International at a consideration of $525,363 (RMB3.3 million). The acquisition of Jiangsu Zhengxin R&D was approved by the Danyang Bureau of Commerce on September 18, 2012 in accordance with “The Approval and Transfer of and the Alteration of Nature of Zhengxin New Material R&D Co., Limited”.

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$1,146
Property, plant and equipment	524,909
Trade and other payables	(72,330)

$453,725
Goodwill arising on acquisition:
Consideration transferred	$525,363
Less: Fair value of identifiable net assets acquired	(453,725)

$71,638
Net cash outflow on acquisition of subsidiary:
Consideration paid in cash	$525,363
Less: Cash and cash equivalents acquired	(1,146)

$524,217

Note 16 - Commitments

	2014	2013	2012
Capital commitments
Capital expenditures contracted for are analyzed as follows:
Contracted but not provided for:
Property, plant and equipment	$8,180,814	$12,582,246	$11,286,183

Note 17 –Related party transactions

In addition to the information disclosed elsewhere in the financial statements, the following transaction took place between the Company and related parties at terms agreed between the parties:

Guarantees in favour of the Company’s bank borrowings were received from a key management for the year ended June 30, 2014.

Guarantees in favour of the Company’s bank borrowings were received from the ultimate controlling party for the years ended June 30, 2014, 2013 and 2012.

The immediate and ultimate controlling party of the Company is Mr Chao Xin.

Note 18 - Subsequent Events

On September 11, 2014, the Board of Directors approved an interim cash dividend of $35,000,000 (or $0.875 per share) be declared to the shareholders as at the same date.

On September 16, 2014, the holders of the Company entered into a stock purchase agreement to merge the Company with CIS Acquisition Ltd.

F-19